Compañía Cervecerías Unidas S.A.

Exhibit 2: Income Statement (Six Months Ended June 30, 2002)

		Ch$ millions		US$ millions (1)
		30-jun-02	30-jun-01	30-jun-02	30-jun-01	% Change

Net sales		160,588	171,524	233.4	249.3	-6.4%

Cost of goods sold		(78,971)	(81,622)	(114.8)	(118.6)	-3.2%
	% of sales	49.2%	47.6%	49.2%	47.6%

Gross profit		81,618	89,901	118.6	130.7	-9.2%
	% of sales	50.8%	52.4%	50.8%	52.4%

SG&A		(64,072)	(70,069)	(93.1)	(101.8)	-8.6%
	% of sales	39.9%	40.9%	39.9%	40.9%

Operating income		17,546	19,832	25.5	28.8	-11.5%
	% of sales	10.9%	11.6%	10.9%	11.6%

Non-operating result
	Financial income	1,391	2,077	2.0	3.0	-33.0%
	Equity in NI of rel. companies	302	409	0.4	0.6	-26.1%
	Other non-operating income	703	17,688	1.0	25.7	-96.0%
	Amortization of goodwill	(1,240)	(1,238)	(1.8)	(1.8)	-0.1%
	Interest expense	(1,879)	(3,335)	(2.7)	(4.8)	43.7%
	Other non-operating expenses	(1,002)	(3,639)	(1.5)	(5.3)	72.4%
	Price level restatement	(2,489)	597	(3.6)	0.9	NM
	Total	(4,214)	12,559	(6.1)	18.3	NM

Income before taxes		13,332	32,391	19.4	47.1	-58.8%
	Income taxes	(5,044)	(3,534)	(7.3)	(5.1)	-42.7%
	Tax rate	37.8%	10.9%	37.8%	10.9%

Minority interest		(289)	(848)	(0.4)	(1.2)	65.9%

Amort. of negative goodwill		24	22	0.0	0.0	7.1%

Net income		8,022	28,032	11.7	40.7	-71.4%
	% of sales	5.0%	16.3%	5.0%	16.3%

Earnings per share		25.19	88.01	0.04	0.13	-71.4%
Earnings per ADR		125.93	440.05	0.18	0.64

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		20,151	19,336	29.3	28.1	4.2%
Amortization		762	583	1.1	0.8	30.7%
EBITDA		38,459	39,751	55.9	57.8	-3.2%

Capital expenditures		7,312	13,669	10.6	19.9	-46.5%

(1) Exchange rate: US$ 1.00 = Ch$ 688.05